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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Douglas Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South Main Street
(No. and Street)

MT. VERNON	OH	43050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Bullock 740-397-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brandon L. Bullock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Douglas Investments, LLC, as of December 31st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
RACHEL RADCLIFF
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 07/15/23

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Table of Contents

HHH CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

Brian G. Schneider, CPA
bschneider@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation) as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lincoln Douglas Investments, LLC's management. Our responsibility is to express an opinion on Lincoln Douglas Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lincoln Douglas Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ■ 614.451.3818 Fax
www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Lincoln Douglas Investments, LLC"s auditor since 2011.
Columbus, Ohio
February 26, 2020

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Cash	$ 251,121	$ 255,676
Restricted cash and equivalents	50,000	50,000
Total cash	301,121	305,676
Receivable from broker-dealers and clearing organization	235,685	147,235
Accounts receivable - related party	21,160	18,322
Prepaid expenses	20,343	18,706
Total current assets	578,309	795,615
Long-term assets	-	-
	$ 578,309	$ 795,615
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 6,275	$ 100
Commissions payable	252,171	223,254
Accrued liabilities	11,995	8,208
Total current liabilities	270,441	231,562
Subordinated debt	100,000	100,000
Total liabilities	370,441	331,562
Members' equity:		
Contributed capital	35,000	35,000
Retained earnings	172,868	123,377
Total members' equity	207,868	158,377
	$ 578,309	$ 489,939

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues:		
Commissions	$ 1,263,845	$ 1,314,080
Investment Advisory	89,323	84,720
Fee Income	471,720	434,432
Other income	260,309	233,124
Interest	9,758	10,376
Total revenues	2,094,955	2,076,732
Expenses:		
Commissions	1,345,499	1,364,223
Payroll Expense	292,549	259,179
Clearing House Charges	243,024	285,356
Office Expenses	43,262	33,402
Registration & Regulatory	39,747	29,659
Computer and Website	32,797	26,409
Professional Fees	8,450	5,600
Telephone & Internet	6,540	6,299
Printing and Postage	6,260	5,815
Interest	5,046	5,074
Advertising	3,693	18,949
Investment Advisory	1,933	2,567
Lodging, Meals & Entertainment	1,190	878
Client Rebates	745	2,063
Other	14,729	9,290
Total expenses	2,045,464	2,054,763
Net income	$ 49,491	$ 21,969

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	123,377	101,408
Net income	49,491	21,969
Distributions	-	-
Balance at end of period	172,868	123,377
Total members' equity	$ 207,868	$ 158,377

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 49,491	$ 21,969
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	(88,450)	(30,746)
Accounts receivable - related party	(2,838)	(10,385)
Prepaid expenses	(1,637)	(1,447)
Increase (decrease) in:		
Accounts payable	6,175	-
Commissions payable	28,917	(26,281)
Accrued liabilities	3,787	8,208
Total adjustments	(54,046)	(60,651)
Net cash provided by (used in) operating activities	(4,555)	(38,682)
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions to members	-	-
Net cash used in financing activities	-	-
Net increase (decrease) in cash	(4,555)	(38,682)
Cash and restricted cash at beginning of period	305,676	344,358
Cash and restricted cash at end of period	$ 301,121	$ 305,676
Supplemental disclosures:		
Interest paid	$ 5,046	$ 5,074
Income taxes paid	$ 87	$ 541

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Subordinated Borrowings:		
Balance at beginning of period	$ 100,000	$ 100,000
Additional borrowings	-	-
Repayments or borrowings	-	-
Balance at end of period	$ 100,000	$ 100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2019, the Company is licensed in 37 states, including Alabama, Alaska, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank account. The cash balance in the bank was over the federally insured limit of $250,000, by $3,677 as of December 31, 2019. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS. Included in the statements of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $50,000.

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1 - Summary of Significant Accounting Policies - Continued

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades, and 12b-1 fees, or trails, from assets held direct. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur..

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $3,693 and $18,949 and in 2019 and 2018, respectively.

G. Fair Value Measurements

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

G. Fair Value Measurements - Continued

Level 2	Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

Money Market funds: The carrying amount approximates fair value because the instruments are liquid in nature. This investment uses Level 1 inputs.

H. Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3].

I. Receivables

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

I. Receivables Policies - Continued

The receivable from broker-dealers and clearing organization is the net amount owed from NFS to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2019 and 2018.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2019, $17,435, or $50,000. At December 31, 2019 the Company's net capital as defined by SEC Rule 15c3-1 was $220,440 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2019 the ratio was 0.97 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable annually. The note has a stated maturity of April 11th, 2016, however, the Extension of Maturity provision was included within the agreement, allowing for an extension of an additional year without further action by either the lender or broker/dealer. The principal payment can only be made with FINRA approval. This note has paid out interest of $5,000 in both 2019 and 2018.

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

Note 5 – Income Taxes - Continued

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2019, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2017.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

Note 5 – Income Taxes - Continued

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Note 6 – Related Party Transactions

The Company operates out of office space that is controlled by one of the Company's members. There is no rent being charged.

Several members of the Company are active in administration and sales operations. These members earned $142,000 and $132,000 in wages during 2019 and 2018, respectively. Also, they earned $10,527 and $8,293 in commissions during 2019 and 2018, respectively.

See Note 4 for subordinated agreement with related party.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2019, up to the date of audit report (February 26, 2020) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 8 – Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Accounting Standards Codification Topic 606 ("ASC Topic 606"), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount,

Note 8 – Recent Accounting Pronouncements - Continued

timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract, where applicable. The standard is effective for us for annual periods beginning January 1, 2018. We adopted ASC Topic 606 as of January 1, 2018. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 606 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

SUPPLEMENTAL INFORMATION

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2019

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$207,868
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		307,868
Non-allowable assets:		
Accounts receivable – related party	$ 17,085	
Prepaid expenses	20,343	37,428
Net capital before haircuts on securities positions		270,440
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$270,440
6 2/3% of Aggregate Indebtedness		17,435
Minimum Net Capital Requirement – Greater of $50,000 or 6 2/3% of Aggregate Indebtedness of $261,511		50,000
Excess Net Capital		220,440
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($60,000) or 10% of Aggregate Indebtedness ($22,432)		210,440

Schedule II

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:	
Commissions Payable	252,171
Accrued Liabilities (allowable portion)	3,065
Other Accounts Payable	6,275
Total allowable liabilities from Balance Sheet	$261,511
Ratio of aggregate indebtedness to net capital	0.97 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$270,440
Audit adjustments	-
Net capital per audited financial statements	$270,440

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part IIA of Form X-17A-5 filing as of the same date.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

Brian G. Schneider, CPA
bschneider@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 26, 2020

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

SEC Rule 15c3-3 Exemption Report

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240. l7a-5– "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(l) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2019, without exception.

Lincoln Douglas Investments, LLC

I, Brandon Bullock, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon L Bullock

Brandon Bullock
FINOP

February 26, 2020

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

Brian G. Schneider, CPA
bschneider@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lincoln Douglas Investments, LLC and the SIPC, solely to assist you and SIPC in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Lincoln Douglas Investments, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Lincoln Douglas Investments, LLC"s auditor since 2011.
Columbus, Ohio
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1882*******************MIXED AADC 220
68728 FINRA DEC
LINCOLN DOUGLAS INVESTMENTS LLC
135 S MAIN ST
MOUNT VERNON, OH 43050-3323

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Bullock
740-397-1397

2. A. General Assessment (item 2e from page 2) $ 1172

B. Less payment made with SIPC-6 filed (exclude interest) (556)

7/30/2019
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 616

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 616

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 616

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Douglas Investments, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of FEBRUARY, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,094,353
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	⌀
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	914,920
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	194,210
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
* Amount comprised of all rebilled expenses for employee payroll, tech. expenses, and E&O insurance. (Deductions in excess of $100,000 require documentation)	198,615
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2521	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1233	
Enter the greater of line (i) or (ii)	5,046
Total deductions	1,312,791
2d. SIPC Net Operating Revenues	$ 781,562
2e. General Assessment @ .0015	$ 1,172

(to page 1, line 2.A.)

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